UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Name of Subject Company (Issuer))

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Names of Filing Persons (Offerors))

2.50% Senior Convertible Notes due 2006

(Title of Class of Securities)

CUSIP No. 16133RAA4

(CUSIP Number of Class of Securities)

CHARTERED SEMICONDUCTOR MANUFACTURING, INC.
1450 MCCANDLESS DRIVE
MILPITAS, CALIFORNIA 95035
(408) 941-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

MICHAEL W. STURROCK, ESQ.
LATHAM & WATKINS LLP
80 RAFFLES PLACE
#14-20 UOB PLAZA 2
SINGAPORE 048624
(65) 6536-1161

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable (1)	Not Applicable (1)

(1)	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          ☐ third-party tender offer subject to Rule 14d-1
          ☑ issuer tender offer subject to Rule 13e-4
          ☐ going-private transaction subject to Rule 13e-3
          ☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Tender Offer Statement on Schedule TO is filed by Chartered Semiconductor Manufacturing Ltd, a corporation organized under the laws of Singapore (“Chartered”) and relates to pre-commencement communications by Chartered with respect to its outstanding 2.5% Senior Convertible Notes due 2006 (the “Securities”).

     On July 25, 2005 Chartered announced, through its notice of extraordinary general meeting, that it intends to commence a cash tender offer for a portion of its Securities (the “Offer”). Upon commencement of the Offer, Chartered will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO and related exhibits, including an Offer to Purchase and other related documents. Holders of the Securities are urged to read the Schedule TO and related exhibits when these become available because they will contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the SEC website at www.sec.gov and will be delivered without charge to all holders of the Securities.

ITEM 12. EXHIBIT.

     Ex-99.1 Notice of Extraordinary General Meeting, dated July 25, 2005.

EXHIBIT INDEX

Exhibit	Description
Ex-99.1	Notice of Extraordinary General Meeting, dated July 25, 2005.